December 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Officer of Energy & Transportation

Washington, D.C. 20549

Attention: Ta Tanisha Meadows, Rufus Decker, Kate Beukenkamp and Taylor Beech

Re:	WinVest (BVI) Ltd.
Xtribe (BVI) Ltd.
WinVest Acquisition Corp.
Draft Registration Statement on Form F-4 Submitted September 30, 2024
CIK 0002036162

Ladies and Gentlemen:

On behalf of WinVest (BVI) Ltd. (“WinVest BVI”), WinVest Acquisition Corp. (the “SPAC”) and Xtribe (BVI) LTD. (“Xtribe BVI,” and together with the SPAC and WinVest BVI, the “Co-Registrants”), below is the response of WinVest BVI, the SPAC and Xtribe BVI to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 28, 2024, regarding WinVest BVI’s, the SPAC’s and Xtribe BVI’s Draft Registration Statement on Form F-4 (the “Registration Statement”) confidentially submitted to the Commission on September 30, 2024. In connection with this letter, an amendment to the Registration Statement (the “Amended Registration Statement”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of WinVest BVI, the SPAC and Xtribe BVI. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of the Amended Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Amended Registration Statement.

Draft Registration Statement on Form F-4 Submitted September 30, 2024 Cover Page

1.	We note your disclosure at the top of page v discussing the beneficial ownership of Enrico Dal Monte, the co-founder and chief executive of Xtribe assuming that “none of WinVest’s public stockholders exercise their redemption rights,” including that these figures are to be filled-in in a subsequent amendment. Please revise your disclosure here to discuss associated amounts and percentages assuming maximum redemptions. Additionally, if true, discuss in your filing, such as in your Summary and Risk Factors, whether these figures would result in the company being a “controlled company” as defined under the Nasdaq rules and, if so, explain the controlling shareholder’s ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page v of the Amended Registration Statement to reflect Mr. Dal Monte’s expected ownership of the combined company, assuming maximum redemptions. The Co-Registrants respectfully advise the Staff that such ownership will not result in the combined company being a “controlled company” as defined under the Nasdaq rules because no individual, group or another company will hold more than 50% of the voting power for the election of directors.

2.	Please revise your cover page to provide the disclosure required by Item 1604(a) of Regulation S-K, as applicable. Specifically, please revise to address the compensation received or to be received by certain parties in connection with the Business Combination as well as discussion regarding any actual or potential material conflicts of interest. Refer to Item 1604(a)(3) and (4) of Regulation S-K. We note your disclosure under the subheading “Interests of Certain Persons in Business Combination” on page 38 of your Summary of the Proxy Statement/Prospectus.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page vi of the Amended Registration Statement accordingly.

3.	Revise your cover page to state, as you do on page 38, that because you did not complete the Business Combination prior to September 14, 2024, the WinVest Common Stock, WinVest Units, Public Warrants and Rights may be delisted, and include a cross reference to the corresponding risk factor.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page vi of the Amended Registration Statement accordingly.

4.	We note your disclosure on page iv that “WinVest cannot assure you that the New WINV Ordinary Shares and New WINV Public Warrants will be approved for listing on Nasdaq.” Revise to include a cross reference to the related risk factor on page 57.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page iv of the Amended Registration Statement accordingly.

5.	On your cover page, disclose the implied equity value of Xtribe of approximately $141 million that you discuss in your joint press release dated May 9, 2024.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page v of the of the Amended Registration Statement to disclose the implied equity value of the combined company and the underlying assumptions and methodology of calculating such implied equity value. The implied equity value of approximately $141 million referenced in the joint press release dated May 9, 2024 was based on 4,018,123 shares of WinVest Common Stock then outstanding and assumed the issuance of 190,000 shares upon the conversion of indebtedness of Xtribe. Subsequent to the issuance of the press release, 650,790 shares of WinVest Common Stock were redeemed in connection with the SPAC’s June 3, 2024 special meeting of stockholders. As a result, the same methodology would result in an implied equity value of approximately $134.5 million based on the number of shares of WinVest Common Stock outstanding as of the date of the Amended Registration Statement and assuming the issuance of 183,456 shares upon the conversion of indebtedness of Xtribe, based on the Co-Registrants’ current estimate of the amount of indebtedness of Xtribe to be converted, and we have accordingly disclosed this as implied equity value on the cover page instead of $141 million. The implied equity value of the combined company will be further reduced upon the redemption of 233,555 shares of WinVest Common Stock to be redeemed in connection with the SPAC’s December 10, 2024 special meeting of stockholders.

Frequently Used Terms, page 2

6.	Please revise this section to briefly expand any definition as necessary for clarity, consistency and context. In this regard, we note the term “Execution Date” means September 16, 2024. However, by the definition reflected in this section alone it is unclear with regard to what document, agreement or contract this term is referring. Similarly, “Founder” means Manish Jhunjhunwala and Jeff LeBlanc. However, it is not evident here with regard to which entity these individuals are Founders. Please revise to include the meaning of the Termination Date found in the Current Charter. These are only examples. Last, please revise any definitions and your disclosure throughout your proxy statement/prospectus to consistently refer to your current and planned securities, with attention to references to the various warrants.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure beginning on page 1 and throughout the Amended Registration Statement accordingly.

7.	For consistency and clarity, revise your definition of “Earnout Right” to reflect your statements elsewhere, including in the definition of “Aggregate Merger Consideration,” to reflect that the Earnout Rights including the right to receive (if earned) up to 6,000,000 WinVest BVI Ordinary Shares.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 2 of the Amended Registration Statement accordingly.

Q. Are there any arrangements to help ensure that WinVest will have sufficient funds..., page 14

8.	Please revise the answer here to respond clearly and directly to the question. Additionally, for example, while it is disclosed as provisional at this time and marked in bracketed disclosure, it appears the potential PIPE Financing would be appropriate for discussion here. Also discuss the minimum closing cash condition of $15.0 million necessary to consummate the Business Combination.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 14 of the Amended Registration Statement accordingly.

Questions and Answers About the Proposals

Q. What equity stake will current equityholders of WinVest and Xtribe hold..., page 14

9.	Revise the discussion here and elsewhere throughout this proxy statement/prospectus to state that, not only will the ownership percentages with respect to WinVest’s public stockholders and the Initial Shareholders “be different” from the assumptions made here, but that public stockholders are likely to retain a smaller interest and the Initial Shareholders a greater interest. Include the tabular disclosure regarding the ownership of the post-business combination company that you include on page 36 along with any corresponding revisions made in response to our comments.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 14 and page 65 of the Amended Registration Statement accordingly.

Q. When and where is the Meeting?, page 15

10.	Please revise the answer here to disclose summary information regarding the details of the meeting. Similarly, expand the discussion under other answers in this section as appropriate to provide summary information as appropriate. We note your cross-reference to the section titled “The Meeting.”

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 15 of the Amended Registration Statement accordingly.

Summary of the Proxy Statement/Prospectus, page 23

11.	Please revise this section to comply with the requirements of Item 1604(b) of Regulation S-K. In this regard, please disclose pursuant to Item 1604(b)(2) of Regulation S-K the material factors that WinVest’s board of directors considered in making the determination that the Business Combination and related proposals are in the best interest of WinVest and recommending that the WinVest shareholders approve of the Business Combination and related proposals. We note your subsection titled “Recommendations of the Board and Reasons for the Business Combination” on page 39. Also provide the disclosure required by Item 1604(b)(3) and (4) of Regulation S-K. In this regard, revise your section titled “Interests of Certain Persons in the Business Combination” page 38 to account for any affiliates and promoters in connection with the Business Combination, as applicable.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 38, 39, 40 and 118 of the Amended Registration Statement accordingly. The Co-Registrants respectfully advise the Staff that WinVest has no affiliates other than those for whom disclosure is already provided on page 38.

12.	Revise page 28 to clarify that the Business Combination Agreement was signed on May 9, 2024 and was amended and restated on September 16, 2024. Make conforming changes on page 89.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page iii, page 28 and page 89 of the Amended Registration Statement accordingly.

Parties to the Business Combination

Xtribe, page 25

13.	Please revise your disclosure here and elsewhere throughout this proxy statement/prospectus for context to briefly describe the current status of Xtribe’s business. In this regard, we note that as disclosed, Xtribe has incurred significant losses, experienced negative cash flow from operations since inception, the auditor has expressed doubt as to its ability to continue as a going concern, it will need additional financing for future operations, and it has yet to engage in any meaningful business activities.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 25, page 43 and pages 157-158 of the Amended Registration Statement accordingly to briefly describe the current status of Xtribe’s business.

14.	Here and in the Xtribe Business section, revise to describe the types of goods and services that are sold, or that you expect to be sold, on the Xtribe marketplace.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 25, page 43 and page 157-158 of the Amended Registration Statement accordingly to describe the types of goods and services that are sold, and that are expected to be sold, on the Xtribe marketplace.

Ownership of the Post-Business Combination Company After the Closing, page 36

15.	Please revise this table to account for all sources of potential dilution, including sources of dilution disclosed in your table under the subheading “Potential Sources of Dilution” on page 37. Further, for consistency, please revise this table to align with the four redemption scenarios used elsewhere in your tabular disclosure to include a scenario that assumes 75% redemption.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 36-37 of the Amended Registration Statement to include additional tabular disclosure with all sources of potential dilution. Further, to align with the rest of the filing, the Co-Registrants have also updated the tabular disclosures to include four redemption scenarios (including a 75% redemption scenario).

Dilution, page 37

16.	SPAC dilution disclosures required by Item 1604(c) of Regulation S-K should depict the amount of net assets per share that the SPAC will contribute to the post-combination entity. The pro forma amounts presented here do not satisfy the Item 1604(c) requirements. Instead, please provide reconciliations from the SPAC’s net tangible book value as of the most recent balance sheet date to its net tangible book value, as adjusted, based on selected redemption levels. Do not label as pro forma the Item 1604(c) amounts presented. The reconciling items should give effect to each source of dilution, such as material probable or consummated transactions and other material effects on the SPAC’s net tangible book value from the de-SPAC transaction (e.g., all financing transactions, payment of deferred underwriting costs, payments of compensation to a SPAC sponsor, de-SPAC transaction costs, etc.), while excluding the de-SPAC transaction itself. Also, present in tabular form each item (e.g., Founder Shares, Public Shares, PIPE Shares, Earnout Shares issued to Sponsor, shares issued upon debt conversion, other share adjustments—excluding the de-SPAC transaction itself—that are probable of occurring prior to or in conjunction with the de-SPAC transaction, etc.) in your computation of the number of shares used to determine net tangible book value per share, as adjusted. Finally, show in tabular form: (a) net tangible book value per share, as adjusted, (b) SPAC offering price and (c) dilution per share.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 37 of the Amended Registration Statement to include tabular disclosure depicting the amount of net assets per share that the SPAC will contribute to the post-combination Company. Further, the disclosure has been revised to remove the pro forma label from the amounts presented.

Interests of Certain Persons in the Business Combination, page 38

17.	Revise to include any out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Make corresponding revisions where you have similar disclosure throughout your filing and in your risk factor on page 64.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 39, 64 and 149 of the Amended Registration Statement accordingly.

Risk Factors

Risks Related to Xtribe’s Business and Industry

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern..., page 41

18.	We note your disclosure that “management believes Xtribe has insufficient funds for current operations and will need additional financing for future operations.” Revise your disclosure here and in the Management’s Discussion and Analysis of Xtribe section to clarify whether management believes Xtribe will have insufficient funds after receiving the proceeds from the Business Combination.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 33, page 42 and page 100 of the Amended Registration Statement accordingly to clarify that Xtribe management believes that Xtribe will have sufficient funds after receiving the proceeds from the Business Combination and the PIPE transaction.

Risks Related to WinVest’s Business and the Business Combination

WinVest is not required to, and has not, obtained a third-party valuation or fairness opinion..., page 58

19.	Please revise your disclosure here and elsewhere throughout your proxy statement/prospectus to discuss the reasons underlying WinVest’s decision not to seek a third-party valuation or fairness opinion of Xtribe. Additionally, please revise the last sentence in this risk factor which begins “[t]he lack of third-party valuation or fairness opinion may also lead to an increased number of stockholders to vote against the proposed Business Combination...” While this portion of the statement may be accurate, the second portion of the sentence appears contrary to disclosure elsewhere (i.e., “which could potentially impact WinVest’s ability to consummate the Business Combination”), including in the immediately subsequent risk factor given that it appears that, regardless of votes or redemptions, the Sponsor Support Agreement ensures that the Business Combination proposal will be approved. Please revise or explain.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 14 and 58 of the Amended Registration Statement accordingly.

The Sponsor has agreed to vote in favor of the Business Combination..., page 58

20.	Please revise the title of this risk factor to make clear that, regardless of the attendance or votes by the WinVest public stockholders, the Proposals including the Business Combination will be approved.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 58 of the Amended Registration Statement accordingly.

You must tender your shares of WinVest Common Stock..., page 61

21.	Revise your disclosure here to provide a cross-reference to the section of the proxy statement/prospectus that discusses and provides details on how a WinVest public stockholder can validly seek redemption.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 61 of the Amended Registration Statement accordingly.

If we are unable to obtain financing or the conditions to the Business Combination Agreement..., page 69

22.	Please revise this risk factor to briefly discuss the amounts and potential sources of financing contemplated as necessary to complete the Business Combination.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 69 of the Amended Registration Statement accordingly.

Proposal 2 - The Business Combination Proposal, page 89

23.	Revise this section to provide a brief description of any related financing transaction, including any payments from the Sponsor to investors in connection with the financing transaction. Refer to Item 1605(b)(2) of Regulations S-K. We note your disclosure on page 100 regarding the PIPE Financing.

Response: The Co-Registrants respectfully advise the Staff that the WinVest and Xtribe management teams are in the process of negotiating a PIPE financing for an estimated gross proceeds of $21 million to meet the minimum closing cash condition and support the combined company at closing. At this time, there is no firm commitment for a PIPE or other financing arrangement as of the date of this filing. The terms of any such private placement, including whether any of WinVest’s Sponsor, directors, officers or their affiliates will participate in such private placement, have not yet been determined. The Co-Registrants will supplement the registration statement to include the disclosure required by Item 1605(b)(2) of Regulation S-K related to a financing transaction upon the execution of such financing arrangement.

24.	Revise the disclosure to provide a reasonably detailed discussion of the reasons of the target company, Xtribe, for engaging in the Business Combination. Refer to Item 1605(b)(3) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 115-116 of the Amended Registration Statement accordingly to provide a reasonably detailed discussion of the reasons that caused Xtribe management to determine to enter into the Business Combination.

25.	Revise your disclosure here to provide an explanation of any material differences in the rights of WinVest and Xtribe security holders as compared with security holders of the combined company as a result of the Business Combination. Refer to Item 1605(b)(4) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 115 of the Amended Registration Statement accordingly on page 120 under the heading “Comparison of Rights of WinVest Stockholders, Xtribe Shareholders and New WINV Shareholders”, and combined the disclosure on shareholders’ rights with the section “Comparison of Shareholders’ Rights” with a cross-reference to the more detailed section beginning on page 190. Additionally, the Co-Registrants respectfully advise the Staff that the Xtribe BVI Charter and the Proposed Articles of Association are substantially similar except for the number and class of authorized shares, allowance for virtual participation at shareholder meetings and provisions related to annual director retirement.

26.	Revise this section to disclose the anticipated liquidity position of the combined company following the Business Combination, including the amount of cash on hand it expects to have following potential shareholder redemptions, and the payment of expenses related to the Business Combination. Refer to Item 1605(c) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 121 of the Amended Registration Statement accordingly to include tabular disclosure reflecting the anticipated liquidity position of New WINV following the Business Combination.

Certain Related Agreements, page 103

27.	Please revise this section to be consistent with the disclosure provided under a subheading of the same name in your Summary of the Proxy Statement/Prospectus on page 32.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 103 of the Amended Registration Statement accordingly.

Background of the Business Combination, page 104

28.	Please revise your disclosure here and elsewhere throughout your proxy statement/prospectus to disclose any projections prepared by WinVest, Xtribe or any other party and provide applicable disclosure as required by Item 1609 of Regulation S-K. In this regard, we note that WinVest did not engage a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. However, it appears WinVest did engage in certain financial analyses, including “potential sales and the price for which comparable businesses or assets have been valued.” Additionally, we note that it appears Xtribe provided certain financial information, including a valuation, and that WinVest’s key criteria for a business combination target included evaluating and analyzing a potential business combination target’s business, including “historical and projected future performance.”

Response: The Co-Registrants acknowledge the Staff’s comment. The Co-Registrants respectfully advise the Staff that WinVest did not engage in any financial analysis of Xtribe, including with respect to potential sales and the price for which comparable businesses or assets have been valued, that no projections were prepared by WinVest, or provided by Xtribe or any other party, and that Xtribe did not provide a valuation for its business. In April 2023, prior to the pause in negotiations on the Original Business Combination Agreement, WinVest engaged a third-party valuation firm to deliver a fairness opinion in connection with the Business Combination, and WinVest has no reason to believe it would not have received a fairness opinion supporting the consideration to be paid in connection with the Business Combination. However, when WinVest and Xtribe resumed negotiations in April 2024, WinVest determined not to move forward with obtaining a fairness opinion due to the elimination of conflicts surrounding the Business Combination following the resignation of Chardan Capital Markets, LLC as WinVest’s M&A/Capital Markets Advisor. In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 58 and 106 of the Amended Registration Statement accordingly.

29.	We note your disclosure on page 111 that the WinVest Board considered “the competitive valuation of Xtribe when compared with other similar publicly traded companies with similar attributes” as a positive factor in approving the transaction. Please tell us whether management or a third party prepared a comparable companies analysis that the Board considered, and if so, include a summary of such analysis in the filing. If not, clarify what the Board relied on with respect to this determination of a “competitive valuation.”

Response: The Co-Registrants acknowledge the Staff’s comment. The Co-Registrants respectfully advise the Staff that neither WinVest nor any third party prepared a comparable companies analysis that the Board considered, nor were any other materials analyzing whether Xtribe’s valuation was competitive when compared with other similar publicly traded companies with similar attributes presented to the WinVest Board. In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 111 of the Amended Registration Statement accordingly.

Overview, page 105

30.	Revise your disclosure to provide date(s) or a date range associated with the timing of identifying “approximately 80 potential business combination targets” and the entry into the related 26 non-disclosure agreements.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 105 of the Amended Registration Statement accordingly.

31.	We note your discussion here regarding WinVest’s M&A Agreement with Chardan to assist and advise WinVest in completing an initial business combination and that the Company was to pay Chardan at the closing a fee, the M&A Fee. You disclose on page 105 that because Chardan resigned its role as M&A/Capital Markets Advisor on April 24, 2024, no M&A Fee is due to Chardan from WinVest with respect to M&A advisory services; however, you disclose on page 108 that Chardan will receive the M&A Fee of approximately $2.8 million and your disclosure on pages F-21 and F-44 also suggests the M&A fee is still due. Please reconcile the conflicting disclosure. Additionally, with eye towards clarity, please revise the paragraph beginning “WinVest agreed to pay a cash fee equal to 5%...” to briefly disclose whether Xtribe or other parties referenced here are Introduced Parties and the status regarding “the Financing.”

Response: The Co-Registrants respectfully advise the Staff that the $2.8 million fee referenced on page 108 is owed to Chardan by Xtribe pursuant to Xtribe’s engagement of Chardan as its financial and capital markets advisor and is separate from the M&A fee that was owed by WinVest pursuant to the M&A Agreement prior to its termination. The Co-Registrants have revised the disclosure on page 105 of the Amended Registration Statement accordingly. The disclosure on page F-21 is contained in the notes to WinVest’s 2023 audited financial statements, which were prepared prior to the termination of the M&A Agreement with respect to Xtribe. Accordingly, such notes do not reflect the termination of the M&A Agreement. The disclosure on page F-44 notes the termination of the M&A Agreement solely with respect to the Business Combination. The Co-Registrants have revised the disclosure on page 105 of the Amended Registration Statement to clarify that WinVest’s obligation to pay a 5% fee in connection with any Financing was also terminated with respect to the Business Combination.

32.	We note disclosure on pages F-20 and F-43 regarding the Company entering into a Finder’s Fee Agreement as well as an Agent Agreement. Please clarify here and elsewhere throughout your proxy statement/prospectus where appropriate whether the Finder or Agent, described as a third-party, was Chardan, or otherwise revise to disclose the name of the Finder and Agent. Further, please revise this section to provide a brief summary discussion these agreements and relationships, including whether these engagements resulted in the consideration of potential targets and if any fees were paid. Consider filing the Finder’s Fee Agreement and Agent Agreement in accordance with Item 601(b) of Regulation S-K.

Response: The Co-Registrants respectfully advise the Staff that neither the Finder nor the Agent was Chardan and that the identities of the Finder and the Agent are not material, as WinVest’s engagement of the Finder and the Agent did not result in the consideration of potential targets and no fees were paid or will be paid to either the Finder or the Agent.

33.	Provide more detailed disclosure regarding the resignation of Chardan as WinVest’s M&A advisor. Explain how they resigned (e.g., by Section 11(b) notice, resignation letter or discussions) and the effect of any waived fees. Describe their statements relating to any affirmative disclaimers of responsibility for any of the disclosure in the filing, claims of no participation or remaining role in the Business Combination transaction, and any disagreements or objections made to the disclosure in the filing.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 105 of the Amended Registration Statement accordingly.

Xtribe, page 106

34.	We note that on October 12, 2022, WinVest provided Xtribe an initial draft of the non-binding Letter of Intent and, on October 20, [2]022, these parties “continued negotiations regarding the Letter of Intent.” Please revise to briefly expand the disclosure to discuss what specific topics, issues or key terms were negotiated and/or at issue between the parties before an agreement was reached and terms of the Letter of Intent settled. We note that later, from December 19, 2022 through December 23, 2022, counsels to the parties exchanged comments on the draft Letter of Intent, including with respect to certain terms and requirements as well as the surviving company’s board of directors. Please revise this section accordingly so that investors have an understanding of what transpired between WinVest and Xtribe and their counsel and representatives. Provide similar disclosure regarding the negotiation of the material terms of the Business Combination Agreement. Refer to Item 1605(a) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 106 to 110 of the Amended Registration Statement accordingly.

35.	Please revise this section and elsewhere as appropriate throughout your proxy statement/prospectus to disclose and name the “other advisors to WinVest” discussed here. Discuss their role and relationship to WinVest, Sponsor or other parties to the transaction, including any conflicts of interest. Please also clarify whether Chardan advised both WinVest and Xtribe at any point in time and the nature of that relationship.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 104-112 and 118 of the Amended Registration Statement accordingly to include that advisors to WinVest included members of WinVest’s advisory board, Haynes Boone and a technical advisor, to disclose conflicts of interest of certain advisory board members and to further describe Chardan’s relationship with WinVest and Xtribe.

36.	Please revise this section to briefly expand your disclosure regarding the potential financing fee Chardan would be entitled to receive should it assist with any capital raise as referenced on page 108.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 105 of the Amended Registration Statement accordingly. The Co-Registrants respectfully advise the Staff that Chardan is entitled to a financing fee in an amount to be agreed on between Xtribe and Chardan, which is anticipated to be a minimum of $500,000.

37.	Please revise your disclosure here and elsewhere throughout your proxy statement/prospectus to discuss the ultimate value and/or purchase price/terms for Xtribe reached in connection with the signing of the Business Combination Agreement. In this regard, we note that WinVest filed a Form 8-K on May 10, 2024 announcing the execution of the Business Combination Agreement and joint press release, dated May 9, 2024, that reflects that “[t]he Business Combination Agreement values Xtribe at an implied equity value of approximately $141 million, assuming no redemption by WinVest’s existing public stockholders and subject to adjustment that may include additional investments in Xtribe or WinVest prior to the closing of the Proposed Transaction.” However, while the Form 8-K and press release are noted on page 109, this valuation is not discussed here or elsewhere. Please clarify whether WinVest or Xtribe proposed an initial valuation figure, what that valuation figure was and how it was determined, how the amount evolved throughout the negotiations, and when the parties came to agreement on the final valuation.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 105 to 109 of the Amended Registration Statement accordingly. The Co-Registrants respectfully advise the Staff that the implied equity value of approximately $141 million referenced in the joint press release dated May 9, 2024 should not be viewed as a valuation of New WINV but is a mathematical calculation based on certain assumptions, including the conversion of the aggregate maximum amount of conversion shares pursuant to the Business Combination Agreement, an assumed implied value of $10.00 per share of WinVest Common Stock and 4,018,123 shares of WinVest Common Stock then outstanding. Subsequent to the issuance of the press release, 650,790 shares of WinVest Common Stock were redeemed in connection with the SPAC’s June 3, 2024 special meeting of stockholders. As a result, the same methodology would result in an implied equity value of approximately $134.5 million based on the number of shares of WinVest Common Stock outstanding as of the date of the Amended Registration Statement. The implied equity value of the combined company will be further reduced upon the redemption of 233,555 shares of WinVest Common Stock to be redeemed in connection with the SPAC’s December 10, 2024 special meeting of stockholders.

38.	Please disclose any discussions about the need to obtain additional financing for the combined company, such as the intended PIPE transaction, and the negotiation and marketing processes undertaken to date (e.g., identification of potential PIPE investors; and how the terms of the PIPE transaction may be determined). Additionally, as applicable, please also disclose whether the parties intend to provide any valuations or other material information about WinVest, Xtribe, or the Business Combination transaction to potential PIPE investors that are not expected to be disclosed publicly. Also clarify why the contemplated PIPE appears to be split between purchasing shares of WinVest and purchasing shares of Xtribe.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 106 of the Amended Registration Statement to include detailed disclosure related to discussions about the need to obtain additional financing for the combined company, in particular the PIPE Financing. In addition, the Co-Registrants have revised the disclosure throughout the document to clarify that the PIPE Financing will not be split between purchasing shares of WinVest and purchasing shares of Xtribe, but will instead be a PIPE only for shares of Xtribe (BVI) Ltd.

WinVest Board’s Reasons for the Approval of the Business Combination, page 111

39.	Review this section to address required factors considered in accordance with Item 1606(b) of Regulation S-K, including (i) the valuation of the target company; (ii) financial projections relied upon by the board of directors; (iii) the terms of financing materially related to the Business Combination; (iv) any report, opinion, or appraisal; and (v) dilution. Explain how the Board determined the valuation was fair, given they did not obtain fairness opinion or third-party valuation, and what they relied upon in making that determination.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 111 to 114 of the Amended Registration Statement accordingly. The Co-Registrants respectfully advise the Staff that the WinVest Board did not obtain a valuation of Xtribe, receive any financial projections of Xtribe or receive any report, opinion or appraisal of Xtribe. Further, although the Co-Registrants anticipate obtaining financing in connection with the Business Combination, no such financing is currently in place and no financing was in place at the time the Business Combination Agreement was approved by the WinVest Board.

40.	If any director of WinVest voted against, or abstained from voting on, approval of the Business Combination, identify such persons, and indicate, if known after making reasonable inquiry, the reasons for the vote against the transaction or abstention. Refer to Item 1606(e) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 111 of the Amended Registration Statement accordingly.

41.	Revise to include the disclosure required by Item 1605(c) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 119 of the Amended Registration Statement accordingly. The Co-Registrants respectfully advise the Staff that there is no commitment by an investor for the PIPE Financing at this time. The Co-Registrants will supplement the registration statement to include the disclosure required by Item 1605(c) of Regulation S-K related to a financing transaction upon the execution of such financing arrangement.

Material Federal Income Tax Considerations for WinVest, page 121

42.	Your disclosure and the Business Combination Agreement states that you intend for the Business Combination to qualify as “reorganization” under the provisions of Section 368 of the U.S. Internal Revenue Code and that WinVest shareholders and certain Xtribe shareholders will not recognize any gain or loss as a result of the transaction. As such tax treatment for the transaction is material to these shareholders, please revise to provide a tax opinion as to the qualification of the Business Combination under Section 368 and the tax consequences to the applicable shareholders. Please revise your related disclosure throughout the proxy statement/prospectus to reflect the issuance of such an opinion.

Response: The Co-Registrants acknowledge the Staff’s comment and respectfully advise the Staff that a tax opinion has been filed by amendment as Exhibit 8.1 and have revised the disclosure on page 131, of the Amended Registration Statement to reflect such tax opinion as to the qualification of the Business Combination under Section 368 and the tax consequences to the applicable shareholders, and reference the issuance of such an opinion.

Stockholder Approval of Business Combination, page 135

43.	We note the disclosure on page 135 that the Sponsor and its affiliates “may” purchase WinVest securities in the open market and does not explicitly state that such securities purchased by the Sponsor or its affiliates would not be voted in favor of approving the business combination transaction. Please provide your analysis on how such potential purchases would comply with Rule 14e-5. Refer to our Tender Offer Rules and Schedules Compliance and Disclosure Interpretation Question 166.01.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 143 of the Amended Registration Statement accordingly.

Information About Xtribe Business Overview, page 152

44.	Revise your disclosure here and on page 25 to provide context regarding the 1 million buyers and sellers that have downloaded the app. That is, please clarify that downloading the app is not a revenue generating activity and that, if true, the majority of downloads does not lead to revenue. We note that as of fiscal year ended December 31, 2023 Xtribe had net sales of $17,700. Also clarify whether you track other metrics, such as active users or monthly subscribers, and if so, disclose how many active users and monthly subscribers you have.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 25 and 158 of the Amended Registration Statement accordingly to provide clarity and context regarding the significance of 1 million downloads vis-à-vis revenue. The Co-Registrants have also clarified that Xtribe has the ability to, but does not yet, track and analyze other user metrics in any meaningful way.

45.	We note your statement that Xtribe plans to conduct a sales and marketing roll-out of its app in the United States in 2025. Please briefly revise your disclosure to balance and contextualize this statement with the disclosure that the company has not engaged in any meaningful business activities and its auditor has expressed concern as to its ability to continue as a going concern.

Response: The Co-Registrants acknowledge the Staff’s comment and have added clarifying disclosure on pages 26, 115 and 158 of the Amended Registration Statement regarding Xtribe’s plans to conduct a sales and marketing roll-out of its app in the United States in 2025, balanced against the disclosure that Xtribe has not yet engaged in meaningful business activities and its auditor has expressed concern as to its ability to continue as a going concern.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 168

46.	Please include additional redemption scenarios in your pro forma financial information.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the unaudited pro forma combined condensed financial information disclosure of the Amended Registration Statement accordingly to reflect the four redemption scenarios presented throughout the filing (including a 75% scenario).

Basis of Presentation and Business Combination Note 4. Earnout Agreement, page 178

47.	Please give pro forma effect to the Earnout Shares. Alternatively, tell us and disclose how you determined the pro forma effects of the Earnout Shares would not be material, when you disclose you do not have the information to determine their fair value. Refer to Article 11 of Regulation S-X.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 186 of the Amended Registration Statement accordingly to give pro forma effect to the fair value of the Earnout Shares. The Co-Registrants respectfully advise the Staff that while the Registration Statement included disclosure that the Earnout Shares should be liability classified, after conducting additional accounting research, the Co-Registrants have determined the Earnout Shares should be classified in equity. Specifically, the Co-Registrants note the interpretive guidance provided in example FG 5-7 of PWC’s Financing Transactions Guide which discusses the “evaluation of an arrangement with multiple potential settlement alternatives”. In that example, the arrangement under evaluation, which mirrors the arrangement related to the Earnout Shares, is considered an equity instrument because (in accordance with step 2 of the indexation guidance) the “stock price determines the number of shares to be issued, which is an input into the “fixed for fixed” valuation model”. Similarly, as it pertains to the Earnout Shares to be issued, if earned, the only variable that could impact the number of shares to be issued in the arrangement is the stock price of the combined company. That is, per the arrangement, it is the combined company’s volume weighted average price (the “VWAP”) that determines the number of shares to be issued, if earned. Thus, pursuant to the interpretive guidance provided in PWC’s Financing Transactions Guide, which reflects the authoritative guidance in ASC 815-40-15-7D through 40-15-7F, the Co-Registrants concluded that the Earnout Shares should be equity classified.

Security Ownership of Certain Beneficial Owners and Management, page 192

48.	Revise your disclosure of the beneficial ownership of Xtribe so that it also assumes the completion of the Business Combination and any related financing transactions. Refer to General Instruction I.2(e) of Form F-4.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the beneficial ownership table of Xtribe on page 203 of the Amended Registration Statement so that it also assumes the completion of the Business Combination and the PIPE Financing.

Index to Financial Statements, page F-1

49.	Please provide audited financial statements for the registrant, WinVest (BVI) Ltd. in your next amendment. Refer to Item 14 of Form F-4 and Item 8.A of Form 20-F. See also Instruction 4 to Item 8 of Form 20-F and Rule 15-01(e) of Regulation S-X.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure in the Amended Registration Statement accordingly to include audited financial statements for WinVest (BVI) Ltd. as of September 30, 2024 and for August 30, 2024 (which is the entity’s inception date) through September 30, 2024.

General

50.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Co-Registrants acknowledge the Staff’s comment and respectfully advise the Staff that they will provide to the Staff supplementally copies of all written communications presented by any of the Co-Registrants, or anyone authorized by any of the Co-Registrants, to potential investors in reliance on Section 5(d) of the Securities Act. The Co-Registrants respectfully advise the Staff that such communications were presented to investors prior to the amendment and restatement of the Business Combination Agreement on September 16, 2024, and accordingly do not reflect the current structure of the Business Combination.

51.	Please revise to include the disclosure required by Item 1603. In this regard, it appears that certain required disclosure has not been included, for example but not limited to, information addressed under (a)(2), (3), (4) and (5) of Regulation S-K. Disclose any circumstances or arrangements under which the Sponsor or WinVest’s affiliates or promoters transferred or could transfer ownership of WinVest securities or that have resulted or could result in the surrender or cancellation of such securities, per Item 1603(a)(6) of Regulation S-K. If there exist any circumstances described by Item 1603(a)(9) or Item 1603(c) of Regulation S-K that warrant further disclosure, please revise to include such disclosure. We note your table on page 114 summarizing the entities that your officer and directors currently have fiduciary duties, contractual obligations or other material management relationships.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure beginning on page 116 to page 117 of the Amended Registration Statement accordingly.

52.	Revise your proxy statement/prospectus as appropriate to disclose and discuss any report, opinion, or appraisal described in Item 1607(a) of Regulation S-K from an outside party or an unaffiliated representative received by WinVest or Sponsor. Refer to Item 1604 of Regulation S-K. We note your disclosure that the WinVest Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. However, we also note certain other disclosure, including your statement on page 111 that in connection with the WinVest Board’s approval of the Business Combination, the board evaluated the factors disclosed “with the assistance of WinVest’s outside advisors,” for example.

Response: The Co-Registrants respectfully advise the Staff that neither WinVest nor the Sponsor received any report, opinion, or appraisal described in Item 1607(a) of Regulation S-K from an outside party or an unaffiliated representative. The outside advisors referenced on page 112 include Haynes and Boone, LLP, legal counsel to WinVest, members of WinVest’s advisory board and a technical consultant, none of whom provided a report, opinion or appraisal in connection Xtribe or the Business Combination.

53.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Co-Registrants respectfully advise the Staff that the Sponsor is not a non-U.S. Person, is not controlled by a non-U.S. person and, to the best of the Co-Registrants’ knowledge, does not have any members who are, or who have substantial ties with, a non-U.S. person. Xtribe and its affiliates, including Xtribe BVI, Xtribe PLC and the directors and officers of Xtribe PLC, are non-U.S. persons. The Co-Registrants have revised the disclosure on page 52 accordingly.

* * * * * *

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry, Esq.

cc:	Manish Jhunjhunwala, Director, WinVest (BVI) Ltd.
W. Bruce Newsome, Esq., Haynes and Boone LLP Giovanni Caruso, Esq., Loeb & Loeb, LLP